Exhibit 4.6
DESCRIPTION OF CAPITAL STOCK
Our authorized capital stock consists of 500,000,000 shares of common stock, $0.001 par value per share, and 1,000,000 shares of preferred stock, $0.001 par value per share. The following description summarizes the most important terms of our capital stock. Because it is only a summary, it does not contain all the information that may be important to you. For a complete description, you should refer to our restated certificate of incorporation and amended and restated bylaws, which are included as exhibits to our Annual Report on Form 10-K, and to the applicable provisions of Delaware law.
Common Stock
The holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. Subject to preferences that may be applicable to any outstanding preferred stock, holders of common stock are entitled to receive ratably such dividends as may be declared by our board of directors out of funds legally available. In the event of liquidation, dissolution or winding up of us, holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any outstanding preferred stock. Holders of common stock have no preemptive rights and no right to cumulate votes in the election of directors. There are no redemption or sinking fund provisions applicable to the common stock. The shares of common stock to be issued pursuant to this offering, when paid for, will be fully paid and nonassessable. The rights, preferences and privileges of the holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock which we have designated or may designate in the future.
Preferred Stock
Pursuant to our restated certificate of incorporation, our board of directors may, without further action by our stockholders, fix the rights, preferences, privileges, and restrictions of up to an aggregate of 1,000,000 shares of preferred stock, of which 113.676 shares are authorized for issuance as Series A Non-Convertible Non-Voting Preferred Stock, in one or more series and authorize their issuance. These rights, preferences, and privileges could include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms, and the number of shares constituting any series or the designation of such series, any or all of which may be greater than the rights of our common stock. The issuance of our preferred stock could adversely affect the voting power of holders of our common stock and the likelihood that such holders will receive dividend payments and payments upon liquidation. In addition, the issuance of preferred stock could have the effect of delaying, deferring, or preventing a change of control or other corporate action. In 2002, we issued 113.676 shares of our Series A Non-Convertible Non-Voting Preferred stock to an indirect, wholly owned subsidiary in connection with our acquisition of Glyko BioMedical Ltd. These shares are redeemable, retractable, non-voting, non-convertible and entitled to receive non-cumulative dividends as and when declared by our board of directors at a rate of 5% per annum.
Effect of Certain Provisions of our Restated Certificate of Incorporation and Bylaws and the Delaware Anti-Takeover Statute
Some provisions of Delaware law and our restated certificate of incorporation and amended and restated bylaws could have the effect of delaying, deferring or discouraging another person from acquiring control of our company. These provisions, which are summarized below, may have the effect of discouraging takeover bids. They are also designed, in part, to encourage persons seeking to acquire control of us to negotiate first with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging a proposal to acquire us because negotiation of these proposals could result in an improvement of their terms.
Restated Certificate of Incorporation and Amended and Restated Bylaws
•Stockholder Meetings. Our restated certificate of incorporation and amended and restated bylaws provide that a special meeting of stockholders may be called by the chairman or lead independent director of our board of directors or by a majority of the then-current directors, thus prohibiting a stockholder from calling a special meeting. These provisions might delay the ability of our stockholders to force consideration of a proposal or for stockholders controlling a majority of our capital stock to take any action, including the removal of directors.

•Elimination of Stockholder Action by Written Consent. Our restated certificate of incorporation and amended and restated bylaws eliminate the right of stockholders to act by written consent without a meeting. As a result, a holder controlling a majority of our capital stock would not be able to amend our restated bylaws or remove directors without holding a meeting of our stockholders called in accordance with our restated certificate of incorporation and amended and restated bylaws.
•Amendment of Charter Provisions. Any amendment of the above provisions in our restated certificate of incorporation would require approval by holders of at least 66 2/3% of our then issued and outstanding common stock.
•Board of Directors Vacancies. Our amended and restated bylaws authorize only our board of directors to fill vacant directorships, including newly created seats. In addition, the number of directors constituting our board of directors is permitted to be set only by a resolution adopted by our board of directors. These provisions prevent a stockholder from increasing the size of our board of directors and then gaining control of our board of directors by filling the resulting vacancies with its own nominees. This makes it more difficult to change the composition of our board of directors but promotes continuity of management.
•Undesignated Preferred Stock. Our board of directors has the authority, without further action by the stockholders, to issue up to 1,000,000 shares of undesignated preferred stock with rights and preferences, including voting rights, designated from time to time by our board of directors. The existence of authorized but unissued shares of preferred stock would enable our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or other means.
•Advance Notice Requirements for Stockholder Proposals and Director Nominations. Our amended and restated bylaws provide advance notice procedures for stockholders seeking to bring business before our annual meeting of stockholders or to nominate candidates for election as directors at our annual meeting of stockholders. Our amended and restated bylaws also specify certain requirements regarding the form and content of a stockholder’s notice. These provisions might preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our annual meeting of stockholders if the proper procedures are not followed. We expect that these provisions might also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company.
•No Cumulative Voting. The Delaware General Corporation Law provides that stockholders are not entitled to the right to cumulate votes in the election of directors unless a corporation’s certificate of incorporation provides otherwise. Our restated certificate of incorporation does not provide for cumulative voting.
•Exclusive Forum. Our amended and restated bylaws provide that the Court of Chancery of the State of Delaware is the sole and exclusive forum for: any derivative action or proceeding brought on our behalf; any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of BioMarin to us or our stockholders; any action asserting a claim against us or any of our directors, officers or other employees arising pursuant to any provision of the General Corporation Law of the State of Delaware, our restated certificate of incorporation or our amended and restated bylaws; and any action asserting a claim against us or any of our directors, officers or other employees that is governed by the internal affairs doctrine. This exclusive-forum provision would not apply to suits brought to enforce a duty or liability created by the Securities Act, the Exchange Act or any other claim for which the U.S. federal courts have exclusive jurisdiction, and further provides that any person or entity that acquires any interest in shares of our capital stock will be deemed to have notice of and consented to the provisions of such provision, including consent to the personal jurisdiction of the Court of Chancery of the State of Delaware related to any action covered by such provision.
Delaware Law
We are subject to Section 203 of the General Corporation Law of the State of Delaware (the DGCL), which regulates corporate takeovers. In general, Section 203 prohibits, with some exceptions, a publicly held Delaware corporation such as us from engaging in a “business combination” with an “interested stockholder” for a period of three years following the time that the stockholder became an interested stockholder, unless:

•prior to the time the stockholder became an interested stockholder, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;
•the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, but not the outstanding voting stock owned by the interested stockholder, (i) shares owned by persons who are directors and also officers and (ii) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or
•at or subsequent to the time the stockholder became an interested stockholder, the business combination is approved by the board and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66-2/3% of the outstanding voting stock which is not owned by the interested stockholder.
Generally, a business combination includes a merger, asset or stock sale, or other transaction or series of transactions together resulting in a financial benefit to the interested stockholder. An interested stockholder is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own 15% or more of a corporation’s outstanding voting stock. We expect the existence of this provision to have an anti-takeover effect with respect to transactions our board of directors does not approve in advance. We also anticipate that DGCL Section 203 may also discourage attempts that might result in a premium over the market price for the shares of common stock held by stockholders.
Transfer Agent and Registrar
The transfer agent and registrar for our common stock is Computershare Investor Services, 150 Royall Street, Canton, MA 02021.
Listing on The Nasdaq Global Select Market
Our common stock is listed on The Nasdaq Global Select Market under the symbol “BMRN.”